Filed Pursuant to Rule 253(g)(2)

File No. 024-11674

Offering Circular Supplemental No. 1

Cardone REIT I, LLC

(the “Company”)

Supplemental No. 1 Dated November 5, 2021

to the Offering Circular dated October 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of Cardone REIT I, LLC (“we”, “our” or “us”), dated October 29, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose the possibility of Giveaways to investors by Grant Cardone and other Affiliates of the Manager to investors who purchase Units of the Company.

The following information is included as an appendix to the Offering Circular:

From time to time, Grant Cardone may announce “Giveaways” of products and services to investors who purchase Units of the Company. Examples of products and services include free or discounted access to paid events, upgrades to previously purchased events, and store credits or physical products. These Giveaways may or may not be based on the dollar amount invested and/or on the investor submitting their subscription agreement within a particular time window. Such Giveaways may also be contingent on the investor paying money to an affiliate of the Manager, traveling to a particular location at their own expense, or entering into additional legal agreements. For example, investors offered discounted tickets to a paid event put on by an affiliate of the Manager will need to pay the non-discounted portion of the ticket price to that affiliate, pay for their own transportation to the event, and may need to sign a liability waiver as a precondition of attendance. Note that some Giveaways may also result in the investors who participate having the fair market value of the product or service provided reported to the IRS as income on a Form 1099-MISC.

Investor participation in any Giveaway is entirely at the option of the investor; this supplement does not change the terms on which Class A Units are being offered. Investors are always free to refuse the offered Giveaway products or service.

The cost of any Giveaways will be borne by the Manager or other affiliated entities. The Giveaways are expected to involve free or discounted products or services normally provided by affiliates of the Manger. As such, Giveaways may result in benefits to affiliated parties of the Manager, such as when an investor pays money for a (discounted) event ticket sold by a Manager affiliate. Affiliates of the Manager may also benefit from the public interest generated in their product(s) or service(s) as the result of the Giveaway and/or receive other benefits from the investor attending one of their events. The Company will not incur any expense in relation to such Giveaways.

The details of any giveaway may be announced at online or in-person events at which Grant Cardone speaks and/or posted on social media. The details of any currently applicable Giveaways will be posted on https://portal.cardonecapital.com/. Note that the information posted on the above linked website is not part of the Offering Circular and should not be relied upon by potential investors.

Cautionary Statement Regarding Forward-Looking Statements

The matters discussed in this Offering Circular Supplement involve risks and uncertainties. There may be no Giveaways which a particular investor may be able to take advantage of. Investors should not rely upon the possibility of Giveaways in making their investment decision.